November 7, 2008

Securities And Exchange Commission
Division of Corporation Finance

CF/AD5
100 F Street, NE
Washington, D.C. 20549-3561

Attention: Lyn Shenk, Branch Chief

RE:

Sunopta Inc.
Form 10-K for the Year Ended December 31, 2007
Form 10-Q for the Period Ended June 30, 2008
File Number: 000-09989

This letter is the response of SunOpta Inc. (the "Company") to the Staff’s comments to the above referenced Forms 10-K and 10-Q, which comments were included in a letter from the Staff to the Company dated October 21, 2008. The Company has included each of the Staff’s comments in this letter and its corresponding response immediately thereafter.

Form 10-K for the Year Ended December 31, 2007

Notes to Consolidated Financial Statements, page F8
Note 1. Description of business and significant accounting policies, page F8
Inventories, page F8

1.

Reference is made to your response to our prior comment number 9. Please explain to us how "market" determined by you in valuing commodity grain inventories conforms to the meaning of "market" specified in paragraph 5.04 of the "Agricultural Producers and Agricultural Cooperatives" Audit and Accounting Guide ("AAG") as "net realizable value." "Net realizable value" is defined in Statement 6 of Chapter 4 in ARB No. 43 as "estimated selling price in the ordinary course of business less reasonably predictable costs of completion and disposal." Further, paragraph 5.06 of the AAG indicates that inventories of harvested crops held for sale and commonly referred to as valued at market are actually valued at net realizable value.

We believe we are adjusting to net realizable value and adhering to ARB No. 43 Statement 9 in accounting for our commodity grain inventory. We plan to clarify our Note 1 in our 2008 year end financial statements as follows:

Inventories of commodity grain are valued at net realizable value which is determined using quoted market prices from the Chicago Board of Trade ("CBoT"). Grain inventory quantities at period end are multiplied by the quoted price on the CBoT to reflect the market value of the inventory. This market value is then adjusted for a basis factor which represents costs from the seller/buyer for freight, interest and other disposal costs to arrive at net realizable value. Changes in CBoT or the disposal costs are included in cost of goods sold.

We have changed our Fair Value note for our 10-Q for the quarter ended September 30, 2008 as follows:

"Grains inventory is determined using quoted market prices from the Chicago Board of Trade ("CBoT"). Inventory quantities at period end are multiplied by the quoted price on the CBoT plus or minus a basis from the seller/buyer for freight, interest and other carrying costs to arrive at net realizable value."

2.

Also in connection with your response to comment number 9, please clarify for us and disclose as appropriate what "the quote on the CBoT adjusted for basis quoted by the terminals we ship grain to" represents.

Please see the proposed disclosure noted above in response number 1. Basis is the price differential for shipments to different terminals reflecting the differences in freight and other costs from the CBoT quoted price. We will use the term disposal costs going forward.

Form 10-Q for the Quarterly Period Ended June 30, 2008

Management’s Discussion and Analysis, page 26
SunOpta Fruit Group, page 37

3.

Reference is made to your response to our prior comment number 18. Please quantify each of the impacts (that is, the higher production, storage, and operating costs) indicated in your intended expanded disclosure. If such impacts are not quantifiable, explain why this is the case and how you determined that such impacts were a material contributor to your results. Additionally, if the sell through of inventory reduced to net realizable value at December 31, 2007 materially impacts results in 2008 (for example, for associated inventory disposal costs incurred in 2008), please quantify such impact. In this event, explain to us why the impacts are not factored into determining the net realizable value of the inventory in establishing the reserve at December 31, 2007.

Due to the delay in filing our Form 10-K for the year ended December 31, 2007, the reserves established at December 31, 2007 to write inventory in the Berry Operations down to its net realizable value ("NRV") were established using the most current pricing knowledge available. The NRV reserve was quantified by reducing the cost of inventory to its expected selling price, and then further reducing the cost for known associated disposal costs such as freight and brokerage which can reasonably be estimated as a percentage of selling costs. Expenses such as third party storage are directly dependent on the period of time inventory remains in stock and are treated as period costs.

For the Berry Operations, in the six month period ended June 30, 2008 higher storage costs of $2,252,000, as well as higher production and operating costs of $2,783,000 negatively impacted gross margins compared to the same period in 2007.

Our recently filed Form 10-Q for the period ended September 30, 2008 includes the following enhanced explanation and quantification of the margin specific variances within the Berry Operations:

Gross margins in the SunOpta Berry Operations and Other increased by $3,259,000 in the nine months ended September 30, 2008 to $6,432,000, or 5.5% of revenue, as compared to 3.1% of revenue in the same period in 2007. In the first nine months of 2008 the California Berry Operations sold through inventory that had an associated reserve of $2,191,000 to reduce its value to a net realizable amount. Comparatively, in the first nine months of 2007, a provision to reduce the carrying value of inventory that was being carried at a cost higher than net realizable value resulted in a charge of $1,416,000. As a result of the delay in filing our Form 10-K for the year ended December 31, 2007, the provisions established to reduce certain inventory to its net realizable value were prepared using the most current pricing knowledge available. Gross margins were further impacted by period costs that the Company expenses as incurred. The reserves were not established to cover 2008 period costs such as third party storage costs and utility costs which increased in the first nine months of 2008 by $3,697,000 compared to the same period in the prior year. In order to reduce these storage and other handling costs on inventories, the Company has undertaken efforts to sell through the stock of inventory that existed at December 31, 2007. As a result of these efforts, lower production volumes in the first half of 2008 led to plant inefficiencies, negatively impacting margins by $1,690,000. Offsetting these costs increases in the California Berry Operations is the impact of improved customer pricing on gross margins for $3,703,000.

The Company understands you may have additional comments based on the above responses. Please address any questions or comments you may have about this letter and the registration statement to me at SunOpta Inc. 2838 Bovaird Drive West, Brampton, Ontario, Canada, L7A 0H2. Tel: (905) 455-1990, Fax: (905) 455-2529.

Very truly yours,

John Dietrich
Vice President and Chief Financial Officer

cc:

Doug Jones, Division of Corporation Finance

John D. Kauffman

James M. Kearney